December 21, 2006

Mr. John P. Nolan

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Financial Services

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C. 20549

Re:	The PNC Financial Services Group, Inc.

Annual Report on Form 10-K filed March 15, 2006

File No. 001-09718

Dear Mr. Nolan:

The PNC Financial Services Group, Inc. (“PNC” or “Company”) is responding to your letter dated December 15, 2006 pertaining to your review and comments regarding our letters dated November 16, 2006, and September 11, 2006 in regard to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 15, 2006.

We will revise our disclosures in PNC’s Annual Report on Form 10-K for the year ending December 31, 2006 to include a discussion of the business purpose of the Market Street restructuring, the quantitative bases for our conclusion that PNC is not the primary beneficiary, reconsideration events that may trigger a revaluation under FIN 46(R), and expanded information regarding liquidity facilities provided to Market Street.

We thank you for your review and comments regarding our disclosures. Please direct any questions regarding the Company’s response to Samuel R. Patterson, Controller, at 412-762-3900.

Sincerely,

/s/ Richard J. Johnson
Chief Financial Officer
The PNC Financial Services Group, Inc.